May 25, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Mary Mast Angela Connell

Re:	RVL Pharmaceuticals plc Form 10-K for Year Ended December 31, 2022
Filed on March 20, 2023
Form 8-K dated March 20, 2023

File No. 001-38709

Ladies and Gentlemen:

RVL Pharmaceuticals plc (the “Company”) is submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated April 20, 2023 (the “Comment Letter”), pertaining to the Company’s above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 20, 2023 (the “Annual Report”) and Current Report on Form 8-K.

The Staff’s comments, as reflected in the Comment Letter, are reproduced in italics below, and the corresponding responses of the Company are shown below each comment.

Form 10-K for the Year Ended December 31, 2022

Management’s Discussion and Analysis

Results of Operations

Comparison of Years Ended December 31, 2022 and 2021, page 66

1.	You disclose a gross profit and gross profit percentage in your table of revenues and expenses from continuing operations which includes both Net product sales and Royalty and licensing revenue. Please confirm you will revise in future filings to separately calculate gross profit and gross profit percentage based on net product sales and revise the narrative on page 67 accordingly. In this regard, please confirm that the cost of sales relates solely to Net product sales.

Response to Comment 1:

In response to the Staff's comment, the Company confirms that its cost of goods sold relates solely to costs directly associated with net product sales, as illustrated in the narrative and tabular disclosures provided in the Management’s Discussion and Analysis (“MD&A”).

Further, the Company confirms that in future filings it will disclose and analyze a supplemental measurement of gross profit and gross profit percentage in both the MD&A table of revenues and expenses and the narrative disclosure that follows thereafter, with each such measure being based on net product sales, exclusive of any royalty and licensing revenue.

The Company refers the Staff to Exhibit A for an illustration of the marked changes to the MD&A contained in the Annual Report as an example of how the Company would revise the disclosure in future filings to address the Staff’s comments.

Revenues, page 66

2.	You state on pages 9 and 22 that Upneeq exclusivity from the FDA expires on July 8, 2023. You state on page 26 that after the regulatory exclusivity period expires in July 2023, manufacturers may gain approval of generic versions of Upneeq. If you may be subject to generic competition after July 2023, provide proposed additional disclosure to be included in future filings to enhance Management's Discussion and Analysis and throughout the filing, as necessary, relating to the effect loss of exclusivity may have on your results of operations.

Response to Comment 2:

In response to the Staff’s comment, the Company advises the Staff that it discloses on page 9 of the Annual Report, that Upneeq received three years of regulatory exclusivity from the U.S. Food and Drug Administration (the “FDA”) that expires on July 8, 2023. As pointed out by the Staff, the Company further discloses, on page 26 of the Annual Report, that, after the regulatory exclusivity period expires on July 8, 2023, a manufacturer may gain approval of a generic version of Upneeq through the submission of an Abbreviated New Drug Application (“ANDA”). This does not mean, however, that a generic version of Upneeq will be approved when the period of regulatory exclusivity expires. On page 9 of the Annual Report, the Company discloses that, in addition to the three years of regulatory exclusivity, Upneeq is also protected by method of use patents that expire in 2031 and formulation patents that expire in 2039.

As disclosed by the Company on page 34 of the Annual Report, a manufacturer that files an ANDA for a generic version of Upneeq may file a Paragraph IV certification, triggering lengthy litigation under the Drug Price Competition and Patent Term Restoration Act of 1984. A Paragraph IV certification would need to be served on the Company within 20 days of the FDA accepting an ANDA for review. To date, the Company has not received any Paragraph IV certifications and is not aware of any third party that has filed, or is contemplating filing, an ANDA. Since an ANDA filer attempting to obtain approval of a generic version that would be substitutable for Upneeq must show that the Company’s patents covering Upneeq are invalid, unenforceable or not infringed by the proposed generic version, this process could take a number of years, and we believe any such filer would currently be unsuccessful due to the Company’s patent position. As such, the Company would not expect any generic version product approval at the time Upneeq’s regulatory exclusivity expires on July 8, 2023 or in the near term after the loss of regulatory exclusivity. Any generic competition would occur after the Company and an ANDA filer engage in litigation related to the validity, enforceability and/or infringement of relevant patents, which may take several years.

Finally, even if a third party receives FDA approval of a generic version equivalent of Upneeq, since Upneeq is not distributed through the customary wholesaler and pharmacy channels, there would not be an automatic substitution of existing Upneeq prescriptions with a generic version, as seen with many generic launches. Accordingly, the Company does not currently believe that the impending loss of regulatory exclusivity is material to an understanding of our results of operations or liquidity and capital resources and, as a result, does not believe that disclosure on the loss of regulatory exclusivity in the MD&A would be appropriate at this time.

Notes to the Consolidated Financial Statements

Note 5. Revenue, page 91

3.	You state in your Form 8-K dated March 20, 2023 that since inception of your Direct Dispense model, you recognized sales upon shipment from the third-party logistics company. You state that you will now record Direct Dispense revenues upon delivery to the end customer, starting with the fourth quarter of 2022. As a result, $2.3 million of net product sales that were included in your preliminary estimates of the fourth quarter and full year 2022 UPNEEQ net product sales will now be recognized in the first quarter of 2023. Please address the following:

•	Clarify whether this change represents a change in accounting principle or change in accounting estimate. If the former, tell us if you have received a preferability letter from your auditors. Refer to ASC 250.

•	Tell us where this fourth quarter change is disclosed in your 10-K.

•	Tell us the effect the change was to each previously reported period.

•	Provide us an analysis under ASC 606 of your accounting treatment before and after the change. In this regard, clarify your use of any third-party logistical partners and explain your determination of whether they are acting as principal or agent in their capacity as distributor and the resulting impact on the timing of your revenue recognition.

Response to Comment 3:

In response to the Staff’s comment, please see below a discussion of the accounting treatment of the Company’s Direct Dispense model.

Direct Dispense - Background

In September 2021, the Company initiated its Direct Dispense program to eye care practices. In early 2022, the Company expanded the offering to medical aesthetics professionals and in the second half of 2022, it further expanded the offering to select telemedicine partners (telemedicine partners, eye care practices and medical aesthetics professionals, together, the “practitioners”). Pursuant to the Direct Dispense model, practitioners can purchase case quantities of Upneeq directly from the Company and then resell and dispense Upneeq directly from the practitioner’s office to patients who are diagnosed with acquired blepharoptosis and prescribed Upneeq by the practitioner.

From inception, the Direct Dispense model has relied upon a third-party logistical partner, Eversana Life Science Services located in Memphis Tennessee (“Eversana”), to satisfy certain regulatory requirements and fulfill the product shipment to the practitioner. Prior to the fourth quarter of 2022, the Company erroneously concluded that a sale to Eversana had been completed at the time that Eversana shipped the product to the practitioner, as title to the product transferred to Eversana upon shipment, rather than at the time the practitioner took possession of the product, which is when title to the product transferred to the practitioner. As a result, the Company prematurely recognized revenues with respect to Direct Dispense shipments that crossed a period end (i.e. shipped by Eversana prior to a period end but delivered to the practitioner after a period end).

Direct Dispense - Recent Developments

As sales volumes under the Direct Dispense model have grown, and material Direct Dispense shipments first crossed the period end in the fourth quarter of 2022, the Company re-examined its Direct Dispense model under Financial Accounting Standards Board, Accounting Standards Codification 606, Revenue from contracts with customers (“ASC 606”).

The Company concluded that the end customer practitioner, and not Eversana, meets the definition of a customer under ASC 606-10-15-3: “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” This conclusion was based on the fact that the end customer practitioner enters into a contract with the Company to purchase the product and is the ultimate beneficiary of the product. Further, the Company concluded that it is the principal in the arrangement with the end customer practitioner and that Eversana acts in the capacity as an agent for the Company. This conclusion is based on the fact that the Company retains control over the product prior to the transfer to the end customer practitioner. Additionally, the Company determines the price at which to sell the product, obtains the order from the end customer practitioner and directs Eversana to provide the fulfillment services on its behalf. While Eversana assumes legal title to the product while the product is in transit to the end customer practitioner, Eversana does not have the ability to control or direct the use of the product as they are directed by the Company to ship specified quantities to specified customers. Further, the Company maintains control over product pricing and the end customer practitioner pays the Company directly for the purchase of the product. Eversana is ultimately compensated by the Company for the fulfillment services and the amount of compensation is not related to the pricing established for the product sold to the end customer practitioner. Lastly, the Company’s shipping terms with the end customer practitioner are based on FOB destination. As a result, until such time as Eversana delivers the product to the end customer practitioner and thereby transfers control of the product on behalf of the Company, the Company's performance obligation to the end customer practitioner remains unfulfilled and therefore will not result in the Company's recognition of revenue under ASC 606.

Accordingly, starting with the fourth quarter of 2022, the Company refined its revenue recognition methodologies to correct for this error and began recognizing Direct Dispense revenues only upon proof of delivery to the end customer practitioner (the “Direct Dispense Change”). As discussed in the Press Release furnished as an exhibit to the Company’s Current Report on Form 8-K dated March 20, 2023, $2.3 million of net product sales processed under the Direct Dispense model (representing ~19% and ~6% of unadjusted net product sales in the fourth quarter and full year 2022, respectively) were shipped by Eversana but not delivered to various end customer practitioners at December 31, 2022 and were, therefore, appropriately not recognized as revenues in the year ended December 31, 2022 nor reported as such in the Annual Report.

Direct Dispense – Prior Period Impacts

The Direct Dispense Change constituted a correction of an error and does not represent either a change in accounting principle or change in accounting estimate. In addition, the Direct Dispense Change did not have a material impact to any previously reported period and therefore did not result in any restatement. After completing an analysis of every sale transaction and shipment made under the Direct Dispense model since inception, the Company determined that the Direct Dispense Change, had it been applied to all prior periods, would have been clearly immaterial. To illustrate this immateriality, the Company provides the following summary of the periodic net impact of the Direct Dispense Change to net product sales for each fiscal period since the initiation of the Direct Dispense program:

Fiscal Period	Net Over/(Under) Stated Net Product Sales	As Reported Net Product Sales	Net Impact As % of As Reported Net Product Sales
2021-Q3 QTD	$31,950	$2,196,000	1.45%
2021-Q4 QTD	$7,920	$3,060,000	0.26%
2021-FY YTD	$39,870	$7,511,000	0.53%
2022-Q1 QTD	$115,980	$5,944,000	1.95%
2022-Q2 QTD	$139,470	$8,448,000	1.65%
2022-Q3 QTD	$(106,308)	$10,022,000	1.06%
2022-Q4 QTD	$(189,012)	$9,807,000	1.93%
2022-FY YTD	$(39,870)	$34,221,000	0.12%

In addition, the Company also considered whether any qualitative factors, including those listed in ASC 250-10-S99, could render the otherwise quantitatively immaterial amount material and concluded they would not.

Further, the Company advises the Staff that, because the impact of the Direct Dispense Change in prior periods was immaterial and the Company’s preliminary estimates of fourth quarter and full year 2022 Upneeq net product sales had not been included in the Company’s financial statements, or otherwise filed with the Commission, the Direct Dispense Change was not specifically discussed in the Annual Report. However, in the Annual Report, the Company did revise its previously disclosed revenue recognition accounting policies and practices consistent with the Direct Dispense Change. Specifically, in MD&A on page 65 and in the consolidated financial statements on page 91, the Company disclosed that revenue is recognized and the Company’s performance obligations are satisfied when control of the product has transferred to the customer, which is typically upon delivery to the customer. See the Company’s response to comment 4 below for additional information on the Company’s plans to improve relevant disclosures in future filings.

4.	You state on page 22 that you made the decision to dispense Upneeq exclusively through a wholly-owned mail order pharmacy, RVL Pharmacy LLC, which appears to conflict with your discussion on pages 63 and 64 that patients may purchase Upneeq either from eye care or medical aesthetic professionals, or exclusivity through RVL Pharmacy, LLC, your wholly-owned pharmacy. Please revise to clarify in future filings. In addition, you discuss on page 23 your Direct Dispense and Virtual Inventory programs, which you state were introduced in September 2021 and January 2022, respectively. Please tell us the accounting treatment for each distribution model for all periods presented. Provide us the basis for your accounting treatment and proposed disclosure to be included in future filings.

Response to Comment 4:

Means of Distribution

In response to the Staff’s comment, the Company will revise its future filings to clarify in all instances that Upneeq may be obtained from eye care and medical aesthetics professionals and select telemedicine partners, in addition to RVL Pharmacy LLC.

Direct Dispense - Accounting Treatment

With respect to the accounting treatment for the Direct Dispense model, the Company refers the Staff to its above response to comment 3.

Virtual Inventory - Accounting Treatment

In January 2022, the Company introduced a Virtual Inventory program for practitioners who are unable to provide Upneeq directly to patients from their offices under the Direct Dispense model. The Virtual Inventory program allows practitioners to purchase case quantities of Upneeq from the Company and resell the product to their patients, with patient prescriptions ultimately processed by and dispensed from RVL Pharmacy LLC without the practitioner holding physical inventory, even though title to the product passes to the practitioner before passing to the patient.

Under ASC 606, the Company concluded that the end customer practitioner meets the definition of a customer because the end customer practitioner enters into a contract with the Company to purchase the virtual inventory products and ultimately controls or directs the use of the products and obtains substantially all of the remaining benefit of the products upon resale to its patients. Further, the Company concluded that it is the principal in the arrangement with the end customer practitioner because the Company retains control over the product prior to the transfer to patients as directed by the end customer practitioner. Although the end customer practitioner is required to make payment up-front and assumes legal title to the product while such product remains in the physical possession of the Company, the Company is ultimately responsible to provide subsequent fulfillment services without incremental compensation being received from the end customer practitioner. The Company has determined that its Virtual Inventory program constitutes a bill-and-hold arrangement under ASC 606. The Company’s Virtual Inventory program does not satisfy all of the bill-and-hold criteria of ASC 606-10-55-83 (and thereby fails to demonstrate that control of the virtual inventory has transferred to the end customer practitioner) because (i) the subject inventory is not identified separately as belonging to the end customer practitioner, (ii) the subject inventory is not currently ready for physical transfer to the end customer practitioner and (iii) the Company has the impermissible ability to use the inventory for other purposes or to direct it to another customer. As a result of the Company's continuing obligations to the practitioner to hold such virtual inventory and fulfill subsequent patient prescriptions issued by the practitioner for the underlying virtual inventory, and because of the inability to satisfy all bill-and-hold conditions of ASC 606-10-55-83, the Company has in all periods recognized Virtual Inventory revenues only upon delivery to the patient as directed by the end customer practitioner.

At December 31, 2022, the Company had approximately $1.3 million of deferred revenues representing cash collected from sales made to practitioners under the Virtual Inventory program where the Company has not completed the revenue recognition process.

All Other (Pharmacy) Sales - Accounting Treatment

In all other cases, RVL Pharmacy LLC, or an affiliated third-party pharmacy partner in states where RVL Pharmacy LLC’s licenses are pending, is responsible for fulfilling orders for Upneeq directly to patients pursuant to prescriptions (“Pharmacy Sales”). Pharmacy Sales are non-refundable and paid for by the patient in advance of shipment.

Under ASC 606, the Company concluded that the patient meets the definition of a customer because the patient enters into a contract with the Company to purchase the product and is the ultimate beneficiary of the product. Further, the Company concluded that it is the principal in the arrangement with the patient because the Company retains control over the product prior to the transfer to the patient. Such conclusion is unchanged in the event of fulfillment of Pharmacy Sales by an affiliated third-party pharmacy partner, which is concluded to be acting as an agent for the Company. The Company notes that the affiliated third-party pharmacy partner does not have the ability to control or direct the use of the product as they are directed by the Company to ship specified quantities to specified patients. Additionally, the Company maintains control over product pricing and the patient only ever pays the Company directly for the purchase of the product. Revenue is recognized on Pharmacy Sales when control has transferred to the patient, which is typically upon the Company receiving proof of delivery to the patient.

Relevant Disclosures

In response to the Staff’s comment, the Company advises the Staff that it discloses on page 91 of the Annual Report that “The Company’s performance obligations are to provide its pharmaceutical products based upon purchase orders from customers. The performance obligations are satisfied at a point in time, typically upon delivery, when the customer obtains control of the pharmaceutical product. Predominately, the Company collects payment in advance from its customers.” Additionally, the Company advises the Staff that it discloses on page 65 of the Annual Report a description of the components of net product sales within MD&A.

The Company will revise future filings to enhance its description of (i) the components of net product sales within the MD&A and (ii) the summary of significant accounting policies in the footnotes to the consolidated financial statements to additionally refer to the Virtual Inventory program and make certain other enhancements to clarify the accounting treatment of the Direct Dispense and Virtual Inventory programs and Pharmacy Sales. The Company refers the Staff to Exhibit B for an illustration of the marked changes to the MD&A contained in the Annual Report as an example of how the Company would revise its disclosures in both (i) and (ii) above in future filings to address the Staff’s comments.

5.	You state on page 23 that eye care practices can purchase case quantities of Upneeq. Please tell us what your return policy is and whether or not returns have been significant. Also tell us whether or not returns are considered in determining variable consideration. In this respect, we note a reference on page 86 to returns on product sales related to licensing revenue, but no reference to returns under Product Sales.

Response to Comment 5:

In response to the Staff's comment, the Company advises the Staff that, per the terms and conditions of Upneeq product sales, customers are informed that purchases are non-cancellable, non-refundable and that the Company does not accept return of unused product. Accordingly, returns of Upneeq have not been significant to the Company's financial results nor have returns been included in management's determination of variable consideration, which, to date, has consisted only of minor discounts and allowances.

With respect to the Company's disclosures of returns on product sales relating to licensing revenue on page 86 of the Annual Report, the Company advises the Staff that such disclosure remains accurate.

Form 8-K dated March 20, 2023

GAAP to Non-GAAP Reconciliation, page 12

6.	Please tell us how you determined the following adjustments to calculate Adjusted EBITDA are consistent with the Non-GAAP C&DI 100.1:

•	Licensing-related revenues, net of transaction costs,

•	Divestiture-related contingent milestone payments, net of fees, and

•	Gain on sales of product rights

Response to Comment 6:

The Company advises the Staff that it considered Question 100.01 of the Compliance and Disclosure Interpretations (“C&DI”) on Non-GAAP Financial Measures with respect to the three adjustments referenced by the Staff's comment, each of which have only served to exclude income and thereby unfavorably impacted the Company’s calculation of Adjusted EBITDA Loss.

The Company believes, based on the following, that each of the three referenced adjustments are consistent with C&DI Question 100.01 and therefore, individually and collectively, do not cause the resulting non-GAAP financial measure of Adjusted EBITDA Loss to be misleading:

•	None of the activities underlying these adjustments arose in the ordinary or normal course of the Company's business as it has operated subsequent to a transformative divestiture transaction that closed in August of 2021, pursuant to which the Company divested its legacy portfolio of branded and non-promoted products and its manufacturing facility;

•	The Company is currently solely focused on the domestic commercialization of Upneeq and none of the adjustments pertain to such commercialization; and

•	The referenced adjustments relate to revenues and operating and non-operating income, whereas the adjustments referenced in C&DI 100.01 relate to operating expenses.

The Company further believes that none of the referenced adjustments impair a user’s visibility to evaluate period-over-period comparisons in assessing the Company's business going forward. Accordingly, the Company believes that its Adjusted EBITDA Loss measure, after giving effect to the referenced adjustments, is not misleading and provides investors with useful information to understand the Company’s operating results and analyze the Company’s financial and business trends on a period-to-period basis.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (908) 809-1390 or William Michener of Ropes & Gray LLP at (617) 951-7247.

Very truly yours,

By:	/s/ Brian Markison
Name:	Brian Markison
Title:	Chief Executive Officer

cc:	Michael J. DePetris (RVL Pharmaceuticals plc)
Craig Marcus (Ropes & Gray LLP)
William Michener (Ropes & Gray LLP)

Exhibit A

Results of Operations

Comparison of Years Ended December 31, 2022 and 2021

Financial Operations Overview

The following table presents revenues and expenses from continuing operations for the periods indicated (dollars in thousands):

	Year Ended December 31,
	2022	2021	% Change
Net product sales	$34,221	$7,511	356%
Royalty and licensing revenue	15,500	9,990	55%
Total revenues	49,721	17,501	184%
Cost of goods sold	9,456	3,618	161%
Gross profit, aggregated	40,265	13,883	190%
Gross profit percentage, aggregated	81%	79%
Gross profit, net product sales	24,765	3,893
Gross profit percentage, net product sales	72%	52%
Selling, general and administrative expenses	81,979	87,463	(6)%
Research and development expenses	3,966	6,930	(43)%
Impairments of intangible assets	13,310	7,880	69%
Total operating expenses	99,255	102,273	(3)%
Gain on sales of product rights, net	—	5,636	(100)%
Operating loss	(58,990)	(82,754)	(29)%
Interest expense and amortization of debt discount	3,110	3,036	2%
Change in fair value of debt and interest expense	(2,857)	982	391%
Change in fair value of warrants	(1,269)	(5,571)	(77)%
Other non-operating (income) expense, net	(6,262)	1,333	570%
Total other non-operating income	(7,278)	(220)	3,208%
Loss before income taxes	(51,712)	(82,534)	(37)%
Income tax (benefit) expense, continuing operations	(20)	315	106%
Loss from continuing operations	(51,692)	(82,849)	(38)%
Gain on sales of discontinued operations	—	4,062	(100)%
Income from discontinued operations before income taxes	—	13,570	(100)%
Income tax benefit, discontinued operations	—	297	(100)%
Income from discontinued operations, net of tax	—	17,929	(100)%
Net loss	$(51,692)	$(64,920)	(20)%

Revenues

The following table presents total revenues for the periods indicated (dollars in thousands):

	Year Ended December 31,
	2022	2021	% Change
Net product sales - Upneeq	$34,221	$7,511	356%
Royalty and licensing revenue	15,500	9,990	55%
Total revenues	$49,721	$17,501	184%

Total Revenues. Total revenues increased by $32.2 million to $49.7 million for the year ended December 31, 2022, from $17.5 million for the year ended December 31, 2021 primarily due to higher volumes of Upneeq sold and higher licensing revenue from Santen.

Net Product Sales. Net product sales increased by $26.7 million to $34.2 million for the year ended December 31, 2022, as compared to $7.5 million for the year ended December 31, 2021, primarily due to higher volumes of Upneeq sold, reflecting expanded commercialization into eye care markets and, effective February 2022, the medical aesthetics market.

Royalty and Licensing Revenue. Royalty and licensing revenue increased by $5.5 million to $15.5 million for the year ended December 31, 2022, as compared to $10.0 million for the year ended December 31, 2021, primarily due to changes in milestone revenues recognized under our License Agreement with Santen. See Note 5, “Revenues,” of our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for additional information on our License Agreement with Santen.

Cost of Goods Sold ~~and Gross Profit Percentage~~

The following table presents a breakdown of total cost of goods sold for the periods indicated (dollars in thousands):

	Year Ended December 31,
	2022	2021	% Change
Royalty expense	$2,753	$487	465%
Depreciation expense	55	55	—%
Other costs of goods sold	6,648	3,076	116%
Total costs of goods sold	$9,456	$3,618	161%

Total cost of goods sold, which relate exclusively to net product sales, increased by $5.9 million to $9.5 million for the year ended December 31, 2022, as compared to $3.6 million for the year ended December 31, 2021. The year over year increase in cost of goods sold was primarily driven by $3.7 million in higher product costs for Upneeq due to higher sales volume and by $2.3 million relating to increased royalties and contingent milestone payments due under an intellectual property license agreement, each attributable to sales of Upneeq.

Gross Profit Percentage

Gross profit percentage, aggregated, was 81% for the year ended December 31, 2022 compared to 79% for the year ended December 31, 2021, primarily due to higher licensing revenues in 2022 compared to 2021. Excluding royalty and licensing revenues, gross profit percentage from net product sales was 72% and 52% in the 2022 and 2021 periods, respectively, reflecting improved overhead absorption driven by higher volumes and more favorable average selling prices in the 2022 period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $5.5 million to $82.0 million for the year ended December 31, 2022, as compared to $87.5 million for the year ended December 31, 2021. The year over year decrease in selling, general and administrative expenses was primarily influenced by $8.4 million in lower legal and other professional fees, $2.4 million in lower share-based compensation expense, $1.1 million in lower debt and equity issuance and transactional fees and $0.7 million in lower restructuring related expenditures, partially offset by $6.9 million in higher net compensation costs primarily for our expanded salesforce and $0.8 million of higher credit card fees.

Selling, general and administrative expenses for the years ended December 31, 2022 and 2021 include various restructuring-related expenditures, including severance, of $2.9 million and $3.5 million, respectively, and share-based compensation expenses of $3.4 million and $5.8 million, respectively.

See Notes 19, “Restructuring Expenses,” and 14, “Share-Based Compensation,” of our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

Exhibit B

Net product sales—Our net product revenues consist of sales of Upneeq. RVL Pharmacy ships Upneeq to ~~our customers~~patients pursuant to prescriptions; however, in certain cases where our state pharmacy licenses are pending, prescriptions are fulfilled by a third-party pharmacy partner. We collectively refer to these sales as our Pharmacy s~~S~~ales. Additionally, Upneeq is sold directly to ~~physician practic~~practitioners~~es~~ in certain states which permit physicians to dispense Upneeq in their offices or directly to telemedicine partners with established channels to diagnose patients online and prescribe and ship directly to appropriate patients. We collectively refer to these sales as our Direct Dispense sales. Finally, Upneeq is also available for sale to practitioners who are otherwise unable to provide Upneeq directly to patients from their offices, to purchase case quantities of Upneeq and charge their patients for the product, with patient prescriptions ultimately processed by and dispensed from RVL Pharmacy. We collectively refer to these sales as Virtual Inventory sales. Predominately, we collect payment in advance from our customers. From time to time, we may invoice a customer after the products have been delivered in which case payments are typically due within 30 days. We recognize revenue when control has transferred to the end customer, which is typically upon delivery to the ~~customer~~patient in the case of Pharmacy sales, the ~~physician~~ practitioner in the case of Direct Dispense sales or the patient~~partner~~ in the case of Virtual Inventory sales ~~as the case may be~~. The amount of revenue we recognize is equal to the selling price, adjusted for any variable consideration, which largely consists of discounts and disputed chargebacks, at the time revenues are recognized.